December 3, 2004
Mail Stop 0408

By U.S. Mail and facsimile to (941) 951-6189

Corey J. Coughlin
President and Chief Executive Officer
First State Financial Corporation
22 South Links Avenue
Sarasota, FL 34246

Re:	First State Financial Corporation
	Amendment Number One to Form S-1 filed November 23, 2004
	File No. 333-119800

Dear Mr. Coughlin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have revised the prospectus to conform to Plain
English Rules, however, please replace the term "therewith" on page
II-2 and double check the prospectus for any more terms you may have overlooked.

2. Please confirm that the Table of Contents will include specific page references.

3. Please confirm to us whether you have existing regulatory agreements with any financial regulators.


Summary
General

4. We note your response to comment 5. Please consider providing an additional section on page 1 before "Our Company" which very generally describes the transaction (how many shares are being offered, by whom, with what objectives).

Risk Factors
General

If we lose key employees our business may suffer - page 8

5. Please consider incorporating the absence of employment and non-compete agreements in this heading.

Summary Compensation Table - page 43

6. We note your response to comment 21.  Please confirm that Mr.
Coughlin attended 21 directors` meetings in 2003.

Federal Bank Holding Company Regulation and Structure - page 48

7. In your response to comment 22, you discuss your intention to apply to become a financial holding company. Please consider including these intentions in the summary section of the prospectus and discussing the implications they will have on your business. In addition, consider discussing the possibility of the rejection of your application by the Federal Reserve under the Risk Factor section.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christina Harley at (202) 942-1926 or Don Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-1760 with any other questions.

						Sincerely,


						Todd K. Schiffman
						Assistant Director

cc:	John P. Greeley
	Smith MacKinnon, PA
	Suite 800
	255 South Orange Avenue
	Orlando, FL 32801
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First State Financial Corporation
Mr. Corey J. Coughlin
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